Mail Stop 3561

August 11, 2006

<u>Via Fax & U.S. Mail</u>

Mr. William E. Chiles
President and Chief Executive Officer
Bristow Group Inc.
Suite 1700
2000 W. Sam Houston Parkway South
Houston, Texas 77042

> **Re:** **Bristow Group Inc.**
> **Form 10-K for the year ended March 31, 2005**
> **Form 10-Q for the quarterly period ended September 30, 2005**
> **Form 10-Q for the quarterly period ended December 31, 2005**
> **File No. 001-31617**

Dear Mr. Chiles:

We have completed our review of your Form 10-K and related filings referenced above and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief